Exhibit 99.1

PPDAI Partners with Sino Guarantee to Launch New Quality Assurance Program

SHANGHAI, Feb. 9, 2018 /PRNewswire/ — PPDAI Group Inc. (“PPDAI,” “Paipaidai” or the “Company”) (NYSE:PPDF), a leading online consumer finance marketplace in China, today announced that it has launched a new quality assurance program (the “New Program”) by partnering with China United SME Guarantee Corporation (“Sino Guarantee”), a Chinese financial services company that provides credit-enhancement services for financial products and risk-sharing services to small and medium enterprises (“SMEs”).

Beginning February 9, 2018, investments in new eligible loans facilitated on PPDAI’s platform will be protected by the New Program, and borrowers participating in the quality assurance program will be required to contribute to a quality assurance fund managed by Sino Guarantee under rules that are substantially the same as those applicable to the Company’s existing quality assurance fund. After the launch of the New Program, the Company will continue to manage its existing quality assurance fund for eligible loans facilitated before February 9, 2018. The Company does not expect this arrangement to have a material impact on the Company’s results of operations and financial conditions.

“We are pleased to further our compliance with evolving online lending regulatory requirements by launching the new quality assurance program in partnership with Sino Guarantee,” commented Mr. Jun Zhang, Chairman and Chief Executive Officer of PPDAI. “Our cooperation with Sino Guarantee is expected to further strengthen our existing investor protection mechanism. We remain committed to embracing government regulations and leveraging innovative technology to deliver the most accessible and convenient financial services.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and PPDAI does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PPDAI Group Inc.

PPDAI is a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, the Company is the first online consumer finance marketplace in China connecting borrowers and investors. As a pioneer in China’s online consumer finance marketplace, the Company benefits from both its early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles. The Company’s platform, empowered by its proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of the Company’s user base and loan origination volume. As of September 30, 2017, the Company had over 57 million cumulative registered users.

For more information, please visit http://ir.ppdai.com.

For investor and media inquiries, please contact:

In China:

PPDAI Group Inc.

Sally Huo

Tel: +86 (21) 8030 3200-8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com